CLEARPOINT RESOURCES INC.

7558 W. Thunderbird Rd. #1-486

Peoria, Arizona 85381

June 25, 2013

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attention: John Reynolds

Re:	Clearpoint Resources Inc. (the “Company”)
Registration Statement on Form S-1 Filed January 2, 2013 File No. 333-185849

Pursuant to Rule 477 promulgated under the Securities Act of 1933, the Company hereby applies for the immediate withdrawal of the above-referenced Registration Statement, which was originally filed with the Securities and Exchange Commission on January 2, 2013 together with all exhibits and amendments thereto.

The Registration Statement was filed in connection with the proposed initial public offering by the Company of its common stock, which the Company has determined not to pursue. The Company confirms that it has not sold any securities pursuant to the Registration Statement.

Thank you for your assistance.

Very truly yours,

Clearpoint Resources Inc.

/s/

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Charles Irizarry

Chief Executive Officer,

Chief Financial Officer,

President, Secretary,

Treasurer and

Director Principal Executive Officer

and (Principal Accounting Officer)